Exhibit 99.1

Scorpio Tankers Inc. Announces Launch of $100 Million At the Market Share Issuance Program

Monaco, November 7, 2019 (GLOBE NEWSWIRE) – Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it has launched its previously announced “at the market” offering program (the “Program”) pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share.

The Company has entered into an equity distribution agreement, dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares at any time through the Agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company. The Company intends to use the net proceeds from any sales under the Program for general corporate and working capital purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering has been filed with the Commission on the date hereof. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from BTIG, LLC, Attention: ATM Trading Desk, 65 East 55th Street, New York, NY 10022, or by telephone at (212) 593-7555 or by email at BTIGUSATMTrading@btig.com..

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 124 product tankers (42 LR2 tankers, 12 LR1 tankers, 56 MR tankers and 14 Handymax tankers) with an average age of 3.8 years and bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers). In addition, the Company will bareboat charter-in four MR tankers that are currently under construction and are scheduled to be delivered in 2020 (two in January, one in March, and one in September).

Forward-Looking Statements
The matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers Inc. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,”

“expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that Scorpio Tankers Inc. will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐ looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that we have or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see Scorpio Tankers Inc.’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information

Scorpio Tankers Inc.
(212) 542-1616